OPERATING AGREEMENT
OF
EXPERIENCE TECH, LLC

This Operating Agreement is entered into as of August 30, 2022 by and among Experience Tech, LLC, a Kentucky limited liability company (the "Company"), and the undersigned Members;

ARTICLE I
GENERAL PROVISIONS

Section 1.01. **Definitions.** The following capitalized terms when used in this Agreement shall have the meanings specified below:

"Act" means the Kentucky Limited Liability Company Act, as amended.

"Agreement" or **"Operating Agreement"** means this Operating Agreement, as amended.

"Approved Sale" means the sale, merger or other transfer of (a) following the fifth (5th) anniversary of the Effective Date, all of Edwin B. Fieldhouse, III's Units, as approved by Edwin B. Fieldhouse, III and provided such sale price is no less than the product of (i) seventy-five percent (75%) of Per Unit Value, multiplied by (ii) the number of Units subject to Approved Sale; or (b) substantially all of the Company's assets, as approved by a Super-Majority Vote of the Members.

"Articles of Organization" means the Articles of Organization of Experience Tech, LLC, filed with the Kentucky Secretary of State on August 30, 2022 (the "Filing Date"), as amended.

"Assignee" means: (a) a Member as to which an Event of Default has occurred or (b) a transferee of an Interest who has not been admitted as a Member. An Assignee is entitled to allocations and distributions in respect of the Assignee's Interest, but is not entitled to vote or have any other rights as a Member under the Articles of Organization or this Operating Agreement or as a "member" under the Act.

"Bankrupt Member" means a Member who: (a) has become the subject of a decree or order for relief under any bankruptcy, insolvency or similar law affecting creditors' rights now existing or hereinafter in effect; or (b) has initiated, either in an original proceeding or by way of answer in any state insolvency or receivership proceeding, an action for liquidation, arrangement, composition, readjustment, dissolution, or similar relief.

"Business Day" means any day other than Saturday, Sunday or another day which is a national bank holiday in the United States.

"Capital Account" means the separate capital account maintained with respect to each Member and Assignee kept in accordance with the terms of this Agreement.

"Capital Contribution" means the total amount of money and the fair market value of

property contributed or agreed to be contributed, as the context requires, to the Company by each Member pursuant to the terms of this Operating Agreement, whether as an initial Capital Contribution or an additional Capital Contribution.

"Cash Flow" means, with respect to each Fiscal Year of the Company, all cash receipts of the Company, less: (a) current charges and expenses, including interest on all indebtedness; (b) principal amortization payments on all loans made in accordance with the terms thereof for the respective Fiscal Year; and (c) any reasonable reserves for working capital, contingencies and replacements, as determined by the Company.

"Change in Control" means, with respect to a Member who is a corporation, limited liability company, partnership, limited liability partnership, limited partnership or other entity, the transfer, directly or indirectly, of the power to exercise more than fifty percent (50%) of the voting rights of such Member or the transfer, directly or indirectly, of the power to direct or cause the direction of the management or policies of the Member.

"Closing" means the closing of the Transfer of a Member's Units to a Person or the Company under the various provisions of this Agreement.

"Code" means the Internal Revenue Code of 1986, as amended, and any corresponding provisions of succeeding federal revenue laws.

"Company Exercise Notice" means Notice of the Company's decision to exercise the Company Option to all of the Members.

"Company Exercise Period" means, with respect to each transaction in which a Company Option is contemplated under the various provisions of this Agreement, a period of time beginning on the date the Company receives an Offering Notice and ending on a date which is the later of: (a) thirty (30) days thereafter, or (b) ten (10) days after the determination of the Per Unit Value for such transaction.

"Company Option" means, upon receipt (or deemed receipt) of an Offering Notice, the Company's option to purchase a Transferring Member's Units at times and purchase prices and upon such other terms and conditions determined in accordance with the various provisions of this Agreement. The Transferring Member shall not be entitled to vote on whether or not the Company shall exercise the Company Option.

"Consent Agreement" means an agreement by a Person acquiring Units who is not already a party to this Agreement agreeing to be bound by this Agreement, prepared by counsel for the Company which shall include, but not be limited to, an acknowledgement by the Person that he or she will hold such Units as an Assignee and not a Member.

"Class A Units" means voting Units.

"Class B Units" means non-voting Units.

"Class C Units" means non-voting profits interest Units.

"Death Purchase Price" means the product of (i) an amount equal to one hundred percent (100%) of the Per Unit Value, and (ii) the number of Units being transferred.

"Default Purchase Price" means the product of (i) with respect to (a) the occurrence of an Event of Default by Change of Control, an amount equal to one hundred percent (100%) of the Per Unit Value, and (b) the occurrence of an Event of Default other than by Change of Control, an amount equal to fifty percent (50%) of the Per Unit Value, and (ii) the number of Units being Transferred.

"Drag-Along Rights" has the meaning set forth in Section 9.06.

"Event of Deadlock" has the meaning set forth in Section 7.09.

"Event of Default" means the occurrence of one of the following events with respect to a Member which will cause that Member to immediately become an Assignee and cease being a Member of the Company:

(a) a Member becoming a Bankrupt Member;

(b) for a Member who is a corporation, limited liability company, partnership, limited liability partnership, limited partnership or other entity, the dissolution of the Member;

(c) the Change in Control of the Member; or

(d) a Member attempting a Transfer of all or any part of the Member's Interest not specifically permitted under this Agreement.

"First Right Purchase Price" means an amount equal to the lesser of: (a) the price provided in the Purchase Offer; or (b) the product of the Per Unit Value and the number of Units being Transferred.

"Fiscal Year" means the Company's annual accounting period for federal income tax purposes.

"Initiating Member" means Edwin B. Fieldhouse, III.

"Interest" means a Member's or Assignee's economic rights in the Company, including the Member's or Assignee's share of the profits and losses of the Company and the right to receive distributions from the Company. As to a Member, a Member's Interest also includes such Member's right to vote and all other rights of a Member under the Act, the Articles of Organization and this Agreement.

"Majority Vote" means the Vote of Members with a Voting Percentage, in the aggregate, greater than fifty percent (50%).

"Member" means a Person admitted to membership in the Company pursuant to the terms

of this Operating Agreement and as to whom an Event of Default has not occurred.

"Notice" means a writing containing the information required by this Agreement to be communicated to a Person, sent by nationally-recognized overnight courier or certified mail, postage prepaid, return receipt requested, to such Person at the Person's Notice Address, or delivered to such Person. The date of such Notice shall be (a) if sent by nationally-recognized overnight courier, the next Business Day following shipment; (b) if sent by certified mail, the date of certified receipt thereof, or (c) if delivered, the date of delivery. Notwithstanding the foregoing, any written communication containing such information sent to such Person actually received by such Person shall constitute Notice for all purposes of this Agreement as of the date of receipt.

"Notice Address" means that address by which a Member or the Company shall receive Notice from the Company or other Members in accordance with various provisions of this Agreement. The Notice Address of each Member is set forth on Schedule A attached hereto. The Notice Address of the Company is the Company's Principal Office. A Member may change his or her Notice Address by Notice to each Member and the Company at their respective Notice Addresses.

"Offering Notice" means a Notice given by a Member to the Company (or deemed to have been given to the Company) offering a Member's Units for sale to the Company prepared in accordance with the various provisions of this Agreement.

"Operating Agreement" or **"Agreement"** means this Operating Agreement, as amended.

"Optioning Member" has the meaning set forth in Section 9.08.

"Option Purchase Price" means the means the product of (i) an amount equal to one hundred percent (100%) of the Per Unit Value, and (ii) the number of Units being Transferred.

"Percentage Interest" means a fraction determined with respect to each Member and Assignee, the numerator of which is the number of Units held by such Member or Assignee and the denominator of which is the total number of Units issued and outstanding at any given time.

"Permanent Disability" or **"Permanently Disabled"** shall mean an illness or other physical or mental incapacity or disability which renders a Member incapable of performing his or her usual and regular duties for the Company for a period of three hundred sixty-five (365) consecutive days.

"Person" means any natural person, limited liability company, partnership, joint venture, corporation, association, estate, trust or other entity.

"Per Unit Value" means the per Unit fair market value of an Interest in the Company as determined by the independent certified public accountants then engaged by the Company. If, with respect to any determination of value hereunder, such accountants shall be unable or unwilling to make such determination of the fair market value, the Company shall choose an independent appraiser for such purpose. In the event a Transferring Member disagrees with the Per Unit Value as determined by the Company's independent appraiser, the Transferring Member may select a

second qualified appraiser at their sole cost. In the even the two appraisers determination of Per Unit Value is within ten percent (10%) of each valuation, the amounts shall be averaged for a conclusive determination of Per Unit Value. In the event the two appraisers values are greater than ten percent (10%) different, they shall select and designate one additional qualified appraiser who shall act as referee and the decision of two of the three appraisers shall be binding on all parties. The cost of any "referee appraiser" shall be shared equally by the Member selling their Interest and the parties purchasing such Interest.

"Principal Office" means initially, the office at 8201 Harrods View Ct., Prospect, Kentucky 40059 in Jefferson County, and thereafter as so designated from time to time in the biennial or other report of the Company filed with the Kentucky Secretary of State.

"Pro Rata Portion" means (i) in the event Edwin B. Fieldhouse, III or Slingshot Ventures, LLC is a Transferring Member, one hundred percent (100%), and (ii) in the event Edwin B. Fieldhouse, III or Slingshot Ventures, LLC is not a Transferring Member, a fraction, determined with respect to a Member, the numerator of which is such Member's Units, and the denominator of which is the aggregate Units of all the Members except the Transferring Member.

"Promissory Note" means an unsecured promissory note in substantially the form attached hereto as Exhibit A, which shall provide that the purchase price shall be paid in not more than sixty (60) equal consecutive monthly installments of principal and interest beginning not more than thirty (30) days following the Closing and continuing on the same day of each calendar month thereafter, with interest accruing on the then outstanding principal balance thereof from the date of the Promissory Note at the prime rate of interest announced by the most recently published Wall Street Journal on the date of Closing, together with reasonable attorneys' fees and costs of collection, and without relief from valuation and appraisement laws. The Promissory Note may be prepaid, in whole or in part, at any time without penalty.

"Proposed Purchaser" means a Person who makes a Purchase Offer.

"Purchase Offer" means a bona fide written offer from a Person to purchase all (but not less than all) of a Member's Units, which the Member intends to accept, which contains price and payment terms, the identity of the Proposed Purchaser and any other material terms of the proposed purchase of Units.

"Purchasing Member" means, in a given transaction, a Remaining Member who has elected to purchase all or a portion of a Transferring Member's Units.

"Remaining Members" means (i) in the event Edwin B. Fieldhouse, III or Slingshot Ventures, LLC is a Transferring Member, Edwin B. Fieldhouse, III or Slingshot Ventures, LLC shall be the Remaining Member, in the alternative and as applicable; and (ii) in a given transaction where Edwin B. Fieldhouse, III or Slingshot Ventures, LLC is not a Transferring Member, the Members other than the Transferring Member.

"Remaining Members' Exercise Period" means, with respect to each transaction in which the Remaining Members' Exercise Period is contemplated under the various provisions of this Agreement, a period of time beginning on the date the Remaining Members receive a Remaining Units Notice and ending on a date which is thirty (30) days thereafter.

"Remaining Units" means those Units remaining for purchase by the Remaining Members after the Company has been given a Company Option and has declined the Company Option or has elected the Company Option with respect to less than all of the Transferring Member's Units.

"Remaining Units Notice" means a Notice given to Remaining Members after the Company has elected to purchase less than all of a Transferring Member's Units or the Company has declined to exercise a given Company Option and shall include the Offering Notice, the Per Unit Value determination and the number of Remaining Units.

"Secured Promissory Note" means a secured promissory note, which shall (i) be secured by the Units purchased from the Transferring Member; and (ii) provide that the purchase price shall be paid in not more than sixty (60) equal consecutive monthly installments of principal and interest beginning not more than thirty (30) days following the Closing and continuing on the same day of each calendar month thereafter, with interest accruing on the then outstanding principal balance thereof from the date of the Promissory Note at the prime rate of interest announced by the most recently published Wall Street Journal on the date of Closing, together with reasonable attorneys' fees and costs of collection, and without relief from valuation and appraisement laws. The Promissory Note may be prepaid, in whole or in part, at any time without penalty.

"Super-Majority Vote" means the Vote of Members with a Voting Percentage, in the aggregate, greater than sixty-five percent (65%).

"Tag-Along Rights" has the meaning set forth in Section 9.07.

"Transfer" means any gift, sale, exchange, assignment, conveyance, alienation or other transfer, whether voluntary or involuntary, by operation of law or otherwise, and includes any transfer to an estate, trust, personal representative, heir, receiver, bankruptcy trustee, judgment creditor, lienholder, holder of a security interest, pledge or other encumbrance and transfer upon judicial order or other legal process (such as a transfer in connection with divorce proceedings).

"Transferring Member" means the Member who is attempting, permitting or suffering to exist a Transfer with respect to all or any portion of such Member's Units, or a Member who is deemed to become a Transferring Member by the occurrence of an Event of Default with respect to such Member.

"Treasury Regulations" means the regulations of the United States Department of the Treasury, as same may be amended from time to time.

"**Unit(s)**" means a Member's or Assignee's Interest, expressed in whole number units or fractions of whole number units rather than as a percentage.

"Vote" means the vote of the Members, with each Member receiving the same number of votes as the number of Units held by such Member.

"Voting Percentage" means a fraction determined with respect to each Member and Assignee, the numerator of which is the number of Class A Units held by such Member or Assignee

and the denominator of which is the total number of Class A Units issued and outstanding at any given time.

Section 1.02. **Formation.** On the Filing Date, the Company was formed as a Kentucky limited liability company pursuant to the Act by the filing of the Articles of Organization with the Kentucky Secretary of State. The Members agree to the provisions of the Articles of Organization, and further agree that the rights and obligations of the Members shall be as provided in the Act, the Articles of Organization and this Agreement, as amended from time to time. The Members hereby ratify, confirm and approve in all respects, the acts of the organizer in forming the Company. The Company shall pay all expenses incurred in the organization of the Company.

Section 1.03. **Name.** The name of the Company shall be Experience Tech, LLC.

Section 1.04. **Registered Office and Registered Agent.** The name and address of the registered agent of the Company shall be Edwin B. Fieldhouse, III, located at 8201 Harrods View Ct., Prospect, Kentucky 40059. The Company may, from time to time, change its registered agent(s) or office(s) through filings with the Kentucky Secretary of State (and other states' Secretaries of State, as applicable). In the event the registered agent ceases to act as such for any reason or the registered office changes, the Company shall promptly designate a replacement registered agent or address, as the case may be, and file a statement of change with the Kentucky Secretary of State (and other states' Secretaries of State, as applicable). If the Company shall fail to designate a replacement registered agent or office address, any Member may designate a replacement registered agent or office address and file a statement of change with the Kentucky Secretary of State (and other states' Secretaries of State, as applicable).

Section 1.05. **Term.** The term of the Company commenced upon the proper filing of the Articles of Organization with the Kentucky Secretary of State, and shall continue until dissolved as herein provided.

Section 1.06. **Waiver of Conflict of Interest.** In connection with the preparation of this Agreement by Edwin B. Fieldhouse, III's attorneys, Dentons Bingham Greenebaum LLP, each of the parties hereto acknowledges and agrees that:

(a) Such attorneys have acted as legal counsel to Edwin B. Fieldhouse, III in the preparation of this Agreement;

(b) The parties hereto have been advised by such attorneys that their respective interests may be opposed to one another and, accordingly, such attorneys' representation of them may not be in their individual best interests; and

(c) To the extent they have sought legal counsel from such attorneys, such attorneys have advised them to each retain separate counsel.

Notwithstanding the foregoing, the Members each acknowledge and agree that they:

(x) Hereto desire that such attorneys represent Edwin B. Fieldhouse, III;

(y) Have retained separate counsel or have knowingly waived their right to have

separate counsel; and

(z) Jointly and severally forever waive any claim that Dentons Bingham Greenebaum LLP's representation of Edwin B. Fieldhouse, III constitutes a conflict of interest which has or may result in any Member suffering damages, losses or other injuries from the transactions contemplated by this Agreement.

ARTICLE II
PURPOSE AND BUSINESS OF THE COMPANY

Section 2.01. General Purposes. The purpose of the Company is to conduct all activities which are permitted under the Act, including but not limited to the establishment of Kentucky Hug brand, and/or the establishment of other brands, technologies, and processes related to experience based ticket and packaged ticket sales in any part of the country or world.

Section 2.02. Authority of the Company. The Company shall have all the powers permitted by law necessary or desirable in carrying out the business of the Company.

ARTICLE III
CAPITAL CONTRIBUTIONS; UNITS; AND CAPITAL ACCOUNTS

Section 3.01. Units. The Members hereby authorize the issuance of ten thousand (10,000) Class A Units, Class B Units, and Class C Units, respectively, to represent each Member's Interest in the Company. The Members owning the Class A Units shall each be entitled to one Vote per Unit with respect to all matters on which Members are entitled to vote. The Members owning Class B Units and Class C Units shall not be entitled to a Vote on any matter coming before the Members and all Class B Units and Class C Units shall be non-voting Units. The Class C Units shall be deemed "profits interests" (as that term is defined in IRS Revenue Procedure 93-27 and clarified by Revenue Procedure 2001-43), and not capital interests for federal income tax purposes.

Section 3.02. Members' Units and Percentage Interests. Each Member, and such Member's Notice Address, Units and Percentage Interest are as set forth on the attached Schedule A.

Section 3.03. No Additional Capital Contributions. The Members have made an initial Capital Contribution satisfactory to the Company. Absent the Members' unanimous agreement, no Member shall be required to make additional Capital Contributions to the Company. Except as otherwise provided herein or approved by the Company, no Capital Contributions may be made other than in cash, and no loans made nor services provided by any Member to the Company shall be considered Capital Contributions.

Section 3.04. Interest on and Return of Capital Contributions. No Member shall be entitled to interest on the Member's Capital Contribution or to the return of the Member's Capital Contribution, except as otherwise specifically provided for herein.

Section 3.05. Capital Accounts. A separate Capital Account will be maintained for each

Member and Assignee in accordance with Section 704 of the Code and Section 1.704-1(b)(2)(iv) of the Treasury Regulations.

Section 3.06. Negative Capital Accounts. No Member or Assignee shall be required to restore a negative balance in such Member's or Assignee's Capital Account, and such negative balance shall not be considered a liability of such Member or Assignee.

Section 3.07. Issuance of Profits Interest to Investors.

(a) The Members may cause the Company to issue Class C Units as "profits interests" (as that term is defined in IRS Revenue Procedure 93-27 and clarified by Revenue Procedure 2001-43) and not capital interests for Federal income tax purposes, that (1) will entitle the Member holding such Class C Units to share in the portion of the future Net Income, Net Loss and capital appreciation of the Company and that will entitle such Member to all of the other rights of a Member to the extent of such Class C Units, and (2) may be restricted and subject to forfeiture, redemption and/or vesting in accordance with this Agreement or a separate agreement entered into by and between the Company and the particular Member.

(b) The Capital Account balances of all of the Members of the Company at the time of granting of any such profits interest shall be revalued as of the date of such action pursuant to Treas. Reg. §1.704-1(b)(2)(iv)(f), and no amount shall be attributed to the Capital Account of the grantee of such Class C Units. Neither upon the grant of Class C Units nor at the time that any such Class C Units become substantially vested (as that term is defined in Treas. Reg. §1.83-3(b)) shall the Company or any of the Members deduct any amount (as wages, compensation, or otherwise) for the fair market value of the Class C Units.

(c) Notwithstanding the fact that any Class C Units may be substantially nonvested (as that term is defined in Treas. Reg. §1.83-3(b)) at the time of their grant, the Company and each Member receiving such Class C Units shall treat such Member as the owner of their respective Class C Units from the date of the grant of each such Class C Units, and each such Member shall take into account his or her distributive share of Company's net income, net loss, gain, deduction and credit associated with his or her Class C Units in computing his or her income tax liability for the entire period during which that Member holds such Class C Units. Each recipient of Class C Units that are substantially non-vested shall be required to file an election with the IRS and the Company pursuant to Section 83(b) of the Code (a "Section 83(b) Election") with respect to recipient's Class C Units no later than thirty (30) days after receipt of such Class C Units. The provisions of this Section shall apply regardless of whether a Member holding Class C Units files a Section 83(b) Election with respect to such Member's Class C Units.

(d) Notwithstanding anything herein to the contrary, treatment of Class C Units granted hereunder and the rights and privileges associated therewith may be changed hereafter by the Company as necessary in order to comply with the provisions of the Code and the Treasury Regulations.

(e) The Company shall require a person who receives an award of Class C Units to execute such documents as the Company deems reasonable and appropriate, which shall include, without limitation, the execution of a joinder agreement pursuant to which the person agrees to be bound by the terms and conditions of this Agreement. Upon execution of the joinder agreement,

the person shall be admitted as a Member and shall the rights of a Member owning Class C Units with respect thereto.

ARTICLE IV
ALLOCATIONS AND DISTRIBUTIONS

Section 4.01. **Allocations of Profits and Losses from Operations.** Except as otherwise expressly provided herein or required by the Treasury Regulations, the profits and losses of the Company shall be allocated among the Members and the Assignees in proportion to their respective Percentage Interests.

Section 4.02. **Tax Distributions.** Unless earlier paid in the sole discretion of the Company, not later than one hundred twenty (120) days after the close of each Fiscal Year, the Company shall distribute to the Members (determined as of the date of such distribution), an amount which the Company determines and/or estimates is necessary for the members to pay their federal, state and local income tax liability (taking in account the deductibility of state and local income taxes for federal income tax purposes) with respect to their distributive share of the Company's taxable income (including separately stated items, but excluding income allocated to Members pursuant to section 704(c) of the Code), if applicable. In making such determination, the Company shall assume that all Members are individual resident of the same state (as determined by the Company) and in the highest marginal tax bracket. All distributions for taxes made to the Members pursuant to this Section 4.02 shall be made in accordance with their respective allocable shares of the Company's taxable net income. Any distribution made pursuant to this Section 4.02 shall be treated as an advance, charged against any distributions to be made to the Members pursuant to Section 4.03.

Section 4.03. **Distributions.** The Cash Flow generated from the operation of the Company shall be distributed at such times and in such aggregate amounts as the Company determines. All such distributions shall be made to the Member's and Assignee's in the following order of priority:

(a) First, to the Members holding Class A Units in accordance with their Unreturned Booked Up Capital, an amount equal to their respective Unreturned Booked Up Capital in accordance with their respective share of all Unreturned Booked Up Capital, until all such Members' Unreturned Booked Up Capital equals zero.

(b) Second, the balance of any Cash Flow available for distribution as determined by the Company, if any, shall be distributed to the Members holding Class B Units in accordance with their Unreturned Booked Up Capital, an amount equal to their respective Unreturned Booked Up Capital in accordance with their respective share of all Unreturned Booked Up Capital, until all such Members' Unreturned Booked Up Capital equals zero.

(c) Third, the balance of any Cash Flow available for distribution as determined by the Company, if any, shall be distributed to the Members in accordance with their respective Percentage Interest.

For purposes of this Section 4.03, "Unreturned Booked Up Capital" shall mean, with

respect to each Member (1) the agreed booked up value following the revaluation conducted pursuant to Treas. Reg. §1.704-1(b)(2)(iv)(f) upon issuance of Class C Units, reduced by (2) all distributions made to such Member pursuant to Section 4.03 for all Fiscal Years following the date of Class C Unit issuance, until such Unreturned Booked Up Capital has been reduced to zero.

Section 4.04. Guaranteed Payments Differentiated from Distributions. The Company shall be authorized to make payments to its Members for services rendered to the Company, determined without regard to the income of the Company, in accordance with Section 707(c) of the Code and the Treasury Regulations promulgated thereunder, which payments shall be made at such times and in such amounts as shall be approved in writing by the Company.

ARTICLE V
ACCOUNTING MATTERS

Section 5.01. Accounting Method. The books and records of account of the Company shall be maintained consistent with the methods used by the Company for its federal income tax reporting purposes.

Section 5.02. Accounting Period. The Company's Fiscal Year shall be the calendar year.

Section 5.03. Partnership Representative. The Company shall appoint a Member to serve as the partnership representative of the Company for purposes of Subchapter C of Chapter 63 of the Code (the "Partnership Representative") and any comparable provisions of state or local law.

(i) If the Company qualifies under Section 6221(b) of the Code to elect to have Subchapter C of Chapter 63 of the Code not apply to the Company, the Company shall make such election.

(ii) If any "partnership adjustment" as defined in Section 6241(2) of the Code ("Partnership Adjustment") is determined with respect to the Company, the Partnership Representative shall promptly notify the Members of receipt of a notice of final partnership adjustment ("NFPA"). The Members shall determine whether to file a petition in Tax Court, cause the Company to pay the amount of the Partnership Adjustment or make the election under Section 6226 of the Code and notify the Partnership Representative in writing within 10 days of their receipt of notice of the NFPA of their recommended action or actions.

(iii) If any Partnership Adjustment is finally determined and the Company has not made an election under Section 6226 of the Code, then (1) the Members and Assignees, if any (the "Interest Holders"), shall take such actions as requested by the Partnership Representative including, but not limited to, filing amended tax returns and paying any tax due in accordance with Section 6225(c)(2) of the Code, (2) the Partnership Representative shall use commercially reasonable efforts to make any modifications available under Sections 6225(c)(3), (4) and (5) of the Code, and (3) any imputed underpayment determined in accordance with Section 6225 of the Code or Partnership Adjustment that does not give rise to an imputed underpayment shall be apportioned among the current and

former Interest Holders who were Interest Holders for the taxable year of the Partnership Adjustment ("Adjustment Partners") in such manner as may be necessary (as determined by the Partnership Representative in good faith) so that, to the maximum extent possible, the tax and economic consequences of the Partnership Adjustment and any associated interest and penalties are borne by the Adjustment Partners based upon their relative ownership of Units in the taxable year with respect to which the Partnership Adjustment was made.

(iv) The obligations of each Interest Holder under this Section 5.03 shall survive after an Interest Holder ceases to be an Interest Holder for any reason including, but not limited to, the transfer of the Interest Holder's Units, withdrawal of the Interest Holder, dissolution of the Company, or termination of this Agreement.

Section 5.04. Member Access to Company Records. The Company shall maintain the following records at its Principal Office, and every Member, upon a request at least five (5) Business Days prior to inspection, shall have access to such records and may inspect and copy any of them at the Member's expense during ordinary business hours:

(a) A list with the full name and Notice Address of each Member from the date of organization;

(b) A copy of the Articles of Organization, including all amendments thereto;

(c) Copies of the Company's federal, state and local income tax returns and financial statements, if any, for the three (3) most recent years, or if the returns and statements were not prepared, copies of the information and statements provided to, or that should have been provided to, the Members to enable them to prepare their federal, state and local tax returns for the same period; and

(d) Copies of this Agreement, including all amendments thereto.

Section 5.05. Member Access to Information. The Members shall give to the extent the circumstances allow just, reasonable, true, and full information of all things affecting the Members to any Member or to the legal representative of any deceased Member or of any Member under legal disability upon reasonable demand for any purpose reasonably related to a Member's Interest.

Section 5.06. Failure to Maintain Records or Information. The failure of the Company to keep or maintain the records or information required by this Section shall not be grounds for imposing liability on any Member for the debts and obligations of the Company.

ARTICLE VI
RIGHTS AND MEETINGS OF MEMBERS

Section 6.01. Limitation of Liability. A Member shall not personally be liable for any debts or losses of the Company beyond the Member's respective Capital Contributions, except as otherwise required by law.

Section 6.02. Priority and Return of Capital. No Member shall have priority over any other Member, either as to the return of Capital Contributions or as to net profits, net losses or distributions; provided that this Section shall not apply to loans (as distinguished from Capital Contributions) which a Member has made to the Company.

Section 6.03. Withdrawal and Redemption. Except as otherwise provided in this Agreement, no Member shall have the right to withdraw from the Company, have the Member's Interest redeemed or otherwise have fair value paid to the Member by the Company for the Member's Interest. Even at dissolution, the Member's rights are limited to those set forth herein.

Section 6.04. No Events of Dissociation. Except as provided in this Agreement upon the occurrence of an Event of Default, there are no events which would cause a Member to cease being a Member of the Company. Upon the occurrence of an event which would cause a Member to cease being a Member of the Company, such Member shall not be entitled to any payment for the Member's Interest pursuant to KY Rev Stat § 275.280.

Section 6.05. Reimbursement of Expenses. The Company may reimburse any Member for all expenses reasonably incurred and paid by such Member on behalf of the Company.

Section 6.06. Waiver of Partition. Each Member on behalf of such Member, its successors and its assigns, hereby waives any rights to have any Company property partitioned.

Section 6.07. Indemnification. The Members shall be indemnified to the extent provided in the Company's Articles of Organization.

Section 6.08. Meetings and Action by the Members.

(a) Annual Meetings. Annual meetings of the Members, if any, may be held at any time within six (6) months after the close of each Fiscal Year of the Company at the Principal Office of the Company, or on such other date or at such other place as may be designated by a Majority of the Members. Failure to hold an annual meeting shall not be grounds for imposing liability on any Member for the debts or obligations of the Company. The failure to hold the annual meeting at the time stated herein does not affect the validity of any Company action taken at such meeting.

(b) Special Meetings. Special meetings of the Members may be called by any Member or Members holding at least twenty-five percent (25%) of the outstanding Units held by the Members, by giving Notice to the other Members in accordance with the provisions of this Section. The record date for determining the Members entitled to Notice is the date the first Member signs the demand. Only business within the purpose or purposes described in the meeting Notice may be conducted at the special Members' meeting.

(c) Notice of Meetings of the Members. The Company shall deliver Notice stating the date, time, and place of any Members' meeting and, in the case of a special Members' meeting or when otherwise required by law, a description of the purposes for which the meeting is called, to each Member of record entitled to vote at the meeting, at

such Member's Notice Address at least five (5) Business Days, but no more than thirty (30) days, before the date of the meeting.

(d) Waiver of Notice. A Member may waive Notice of any meeting, before or after the date and time of the meeting as stated in the Notice, by delivering a signed waiver to the Company for inclusion in the minutes. A Member's attendance at any meeting, in person or by proxy (i) waives objection to lack of Notice or defective Notice of the meeting, unless the Member at the beginning of the meeting objects to holding the meeting or transacting business at the meeting, and (ii) waives objection to consideration of a particular matter at the meeting that is not within the purposes described in the meeting Notice, unless the Member objects to considering the matter when it is presented.

(e) Voting by Proxy. A Member may appoint a proxy to vote or otherwise act for the Member at a meeting pursuant to a written appointment executed by the Member or the Member's duly authorized attorney-in-fact, provided that the appointment is submitted to the Company for inclusion in the Company records. A written appointment of a proxy is effective when received by the Company and is valid for eleven (11) months unless a different period is expressly provided in a written appointment. The general proxy of a fiduciary is given the same effect as the general proxy of any other Member.

(f) Presence. Any or all Members may participate in any Members' meeting by, or through the use of, any means of communication by which all Members participating may simultaneously hear each other during the meeting. A Member so participating is deemed to be present in person at the meeting.

(g) Conduct of Meetings. At any meeting, the Members shall appoint a person to preside at the meeting and shall appoint a person to act as secretary of the meeting. The secretary of the meeting shall prepare minutes of the meeting, which shall be placed in the Company's minute book(s).

(h) Quorum; Approval. The presence of a Majority of the Members at a meeting is necessary for a quorum. Except as otherwise provided for herein, any action proposed to be taken by the Members shall be approved upon the affirmative Majority Vote of the Members. Notwithstanding the foregoing, the following actions proposed to be taken by the Members shall be approved upon the affirmative Super-Majority Vote of the Members:

i. Amending the Articles of Organization of the Company or this Agreement (other than matters purely administrative in nature);

ii. Approving the issuance of new Units, other than Class C Units and admission of such additional Member;

iii. Approving the issuance of new Class C Units in excess, annually, of three percent (3%) of the current capitalization of the Company's Units; provided, however, that the Members agree to modify said requirement for Super-Majority Vote and/or the annualized limitation at such time as the Company's valuation exceeds Ten Million Dollars ($10,000,000).

iv. Approving the admission of an Assignee as a Substitute Member;

v. Dissolving the Company;

vi. Approving a merger of the Company or the sale, exchange, or other disposition of all or substantially all of the Company's assets or a sale of substantially all of the Company's equity and/or the recapitalization of the Company in a single or series of related transactions;

vii. Approving the terms and conditions of any lease or other contract or agreement with any Member or any Affiliate of any Member;

viii. Approving capital expenditures or debt exceeding $50,000 in the aggregate, annually;

ix. Appointing the Company's Partnership Representative (as defined below);

x. Approving officer compensation;

xi. Using any of the Company's software, intellectual property, staff, licenses, rights, or policies and procedures, in any other business outside of the Company, and

xii. Waiving any terms of the Non-competition provision contained in Section 11.17 of this Agreement.

(i) Action by Members without a Meeting. Any action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by the Members approving such action and delivered to the custodian of the Company's records for filing with the Company records. The written consent will be effective upon approval by the Members holding the number of Units necessary to approve the action. Any action taken under this Section is effective when the Members holding the number of necessary Units have signed the consent, unless the consent specifies a different effective date. The record date for determining the Members entitled to take action without a meeting shall be the date the first Member signs a written consent.

ARTICLE VII
MANAGEMENT OF THE COMPANY

Section 7.01. Management. The business and affairs of the Company shall be managed by its Members in accordance with the terms and conditions of this Agreement.

Section 7.02. Authority. Recognizing that each Member has apparent authority to bind the Company, each Member agrees to refrain from exercising that authority or binding the Company absent actual authority or permission existing or obtained pursuant to this Agreement. Any Member violating this Section shall be liable for, and shall indemnify the Company and the

other Members against, any damages or expenses resulting from such violation.

Section 7.03. Action by the Company. Any action of or by the Company must be approved or authorized, generally or specifically, by resolution, Vote, written consent or other action of the Members taken in accordance with the procedures described in this Agreement or pursuant to authority delegated pursuant hereto.

Section 7.04. Officers, Agents and Employees. The Members, by Majority Vote, may appoint such officers and employ such agents and employees as advisable from time to time. The Members, by Super-Majority Vote, may fix the rate of compensation of all officers, agents and employees. Notwithstanding the foregoing, (i) Slingshot Ventures, LLC shall appoint an individual to serve as the Chief Information Officer and Chief Technology Officer (which may be the same individual) of the Company, and any replacement Chief Information Officer and Chief Technology Officer and (ii) Edwin B. Fieldhouse, III, shall appoint an individual to serve as the President and Chief Executive Officer and Treasurer of the Company, and any replacement President and Chief Executive Officer and Treasurer. In the event Edwin B. Fieldhouse shall die and he was the President and Chief Executive Officer immediately prior to his death, his executor or administrator shall provide the other Members with the names of three (3) individual candidates to fill the President and Chief Executive Officer position and the remaining Members shall select the replacement form the list provided by majority vote of the remaining Members. Each officer of the Company shall have the authority and shall perform the duties set forth in this Agreement for such office or, to the extent consistent with this Agreement, the duties prescribed in the Majority Vote of the Members (or Super-Majority Vote, as applicable) and memorialized in a signed writing. The officers of the Company shall be appointed by the Members for such term as determined by the Majority Vote of the Members and memorialized in a signed writing; provided, however, that an Officer may resign at any time or be removed at any time by the Majority Vote of the Members. Unless otherwise approved by the Members, no Officer shall receive compensation for service in such role for the Company.

(a) **President and Chief Executive Officer.** The President, if that office be created and filled, shall be the chief executive officer of the Company, and shall preside at all meetings of the Members. The President may sign certificates for Units, any deeds, mortgages, bonds, contracts or other instruments which the Company has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated to some other officer or agent of the Company, or shall be required by law to be otherwise signed or executed. Subject to the terms of Section 6.08(h), the President shall, in general, perform all duties incident to the office of President of an Kentucky corporation. Unless otherwise ordered by the Company or as otherwise provided by this Agreement, the President shall have full authority with regard to day-to-day matters of the Company and shall have full power and authority on behalf of the Company to attend, act and vote in person or by proxy at any meetings of shareholders of any corporation in which the Company may hold stock, and at any such meeting shall hold and may exercise all rights incident to the ownership of such stock which the Company, as owner, would have had and could have exercised if present. The Company may confer like powers on any other person or persons.

(b) **Vice President**. In the absence of the President, or in the event of the President's death, inability or refusal to act, the Vice-President (or, in the event there be

more than one Vice-President, the Vice-Presidents in order designated at the time of their appointment, or in the absence of any designation, then in the order of their appointment), if that office be created and filled, shall perform the duties of the President and when so acting shall have all the powers of, and be subject to all the restrictions upon, the President. Any Vice-President shall have authority with regard to day-to-day actions as designated by the President or the Company. Any Vice-President may sign, with the Secretary or an assistant secretary, certificates for Units and shall perform such other duties as from time to time may be assigned to such person by the President or by the Company.

(c) **Treasurer**. The Treasurer, if that office be created and filled, shall have charge and custody of, and be responsible for, all funds and securities of the Company, receive and give receipts for monies due and payable to the Company from any source whatsoever, and deposit all such monies in the name of the Company in such banks, trust companies and other depositories and in general, perform all the duties incident to the office of Treasurer of an Kentucky corporation and such other duties as from time to time may be assigned to such person by the President or the Company.

(d) **Secretary**. The Secretary, if that office be created and filled, shall keep the minutes of the Members' meetings in one or more books provided for that purpose, see that all notices are duly given in accordance with the provisions of this Agreement or as required by law, be custodian of the Company records and of the seal, if any, of the Company, be responsible for authenticating records of the Company, keep a register of the mailing address of each Member, which shall be furnished to the Secretary by each Member, sign with the President or a Vice-President certificates for Units, have general charge of the transfer books of the Company, and, in general, perform all duties incident to the office of Secretary of an Kentucky corporation and such other duties as from time to time may be assigned to such person by the President or the Company.

Section 7.05. Transactions with a Member. Any contract or other transaction between the Company and one or more of its Members, or between the Company and any entity of which one or more of its owners, agents or employees are also Members, shall be valid for all purposes, notwithstanding the participation of such interested Member or Members in the approval of the Company authorizing such contract or transaction, if the fact of such interest shall be disclosed or known to the Members prior to such approval, or shall have been subsequently, ratified after such disclosure.

Section 7.06. Reliance on Company's Records. Each Member of the Company shall be fully protected in relying in good faith upon the records of the Company of the value and amount of assets, liabilities, profits or losses of the Company, or in relying in good faith upon any other information pertinent to the existence and amount of surplus of other funds from which distributions might properly be paid.

Section 7.07. Insurance. The Members shall have the right to purchase and maintain insurance on behalf of any person who is or was a Member, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, member, manager, employee or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Company would

have the power to indemnify him or her against such liability under the provisions of this Agreement or the Act.

Section 7.08. Additional Agreement Concerning Specific Management. Notwithstanding the provisions of this Agreement to the contrary, the parties acknowledge that the Members have organized the Company with the intent of jointly collaborating toward the successful establishment and operations of Company's business, each leveraging distinct skills and competencies toward a mutual goal. Accordingly, the Members agree and acknowledge that certain rights and obligations shall be bestowed upon the respective Members as follows, each of which is aligned with such Member's distinct skills and competencies. To the extent not specifically delineated below, management of the Company shall occur as otherwise provided in this Agreement.

(a) **Edwin B. Fieldhouse III**. Edwin B. Fieldhouse III while a Member shall be responsible and have authority regarding all decisions related to the strategic vision and branding of the Company.

(b) **Slingshot Ventures, LLC**. Slingshot Ventures, LLC. Slingshot Ventures, LLC and its agents, employees, members, and officers, shall be primarily responsible for all decisions related to the development of any and all software used or selected to be used by the Company.

Section 7.09. Event of Deadlock. Upon the failure of the Members to obtain the necessary approval to take any action contemplated by this Agreement ("Event of Deadlock"), the deadlocked parties shall negotiate in good faith for a period of thirty (30) days in an effort to resolve the same. In the event the Event of Deadlock persists, the deadlocked parties shall be settled by binding mediation to be conducted by a trusted third party of the Company, whether internal or external to the Company, to the extent they can agree on such individual's identity and including, but not limited to, the Company's current accountant (the "Trusted Party"), provided that such Trusted Party is not a Member, officer, or employee of the Company. In the event the deadlocked parties are unable to unanimously select a Trusted Party within ten (10) days of meeting to appoint a mediator, Retired Judge and Associates, located in Louisville, Kentucky shall select the mediator.

ARTICLE VIII
ADDITIONAL MEMBERS; ASSIGNEES

Section 8.01. Assignee Status. Except as otherwise provided for herein, any Person who receives an Interest in the Company as the recipient of a Transfer of an Interest, takes such Interest as an Assignee.

Section 8.02. Acceptance of Additional and Substitute Members. The Company may issue additional Units to Persons on such terms and conditions as are acceptable to the Company. Each Member specifically waives any and all preemptive rights related to the issuance of additional Units. The Company may also admit as a Member any Person (including any Assignee) that the Company finds acceptable.

Section 8.03. Agreement to be Bound. Prior to becoming a Member, a Person who is not then a Member shall be required to execute and deliver a counterpart of this Agreement to the Company agreeing to be bound as a Member hereto.

Section 8.04. No Retroactive Allocations. No additional Members or Assignees shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company. The Company may, at its option, at the time an additional Member is admitted (or an Assignee takes an Interest), close the Company books (as though the Company's tax year had ended) or make pro rata allocations of loss, income and expense deductions to an additional Member (or Assignee) for that portion of the Company's tax year in which an additional Member was admitted (or Assignee held an Interest) in accordance with the provisions of Code Section 706(d) and the Treasury Regulations promulgated thereunder.

ARTICLE IX
TRANSFERS OF UNITS

Section 9.01. Restrictions on Transfers of Units. No Member shall make or suffer to exist any Transfer of all or any portion of the Member's Units, except as provided in this Article. Any Transfer not in compliance with this Article shall be void *ab initio* and shall be an Event of Default with respect to the transferring Member.

Section 9.02. Permitted Transfers. Any Member may Transfer the Member's Units with the prior written consent of the Company which consent may be withheld in the Company's sole discretion; provided, however, prior to receiving the Units, the Person receiving such Units shall execute a written consent to be bound by this Agreement which shall, at a minimum, acknowledge that the Person will hold such Units as a Member subject to the terms and conditions of this Agreement.

Section 9.03. Transfer to Assignee. Following (i) the fifth (5th) anniversary of the Effective Date with regard to Edwin B. Fieldhouse, III or Slingshot Ventures, LLC and (ii) the second (2nd) anniversary of the Effective Date with regard to Members owning Class B Units or Class C Units with respect to such Units only, any Member may Transfer the Member's Units, but only in strict accordance with the following procedure.

(a) If a Member receives a Purchase Offer, such Transferring Member shall first deliver an Offering Notice to the Company together with a copy of the Purchase Offer granting to the Company a Company Option to purchase all of the Transferring Member's Units at the First Right Purchase Price.

(b) Within ten (10) days after receiving the Offering Notice, the Company shall initiate the procedure for determining the Per Unit Value. Upon receipt of the determination of the Per Unit Value, the Company shall promptly notify the Transferring Member and the Remaining Member(s) in writing of the Per Unit Value determination. In the event the Company desires to exercise the Company Option with respect to all or any portion of the Transferring Member's Units, it shall deliver the Company Exercise Notice within the Company Exercise Period.

(c) If the Company fails to elect to exercise the Company Option with respect to all of the Transferring Member's Units, the Transferring Member shall give the Remaining Units Notice within ten (10) days following the earlier of: (i) receipt of the Company Exercise Notice; or (ii) expiration of the Company Exercise Period.

(d) Each Remaining Member shall have the option to purchase up to his, her or its Pro Rata Portion of the Remaining Units at the First Right Purchase Price by delivering Notice thereof to the Transferring Member and the other Remaining Members within the Remaining Members' Exercise Period. If a Remaining Member fails to exercise the Member's option to purchase that Member's Pro Rata Portion of the Remaining Units within the Remaining Members' Exercise Period, each Purchasing Member shall have the option to purchase the balance not so purchased by the other Remaining Members in proportion to the Units held by the Purchasing Members or as the Purchasing Members may otherwise agree. Such option shall be exercised by delivering Notice to the Transferring Member and the other Purchasing Members within fifteen (15) days following the expiration of the Remaining Members' Exercise Period.

(e) If the Company and/or the Purchasing Members have timely elected to exercise their respective options set forth above to purchase all of the Transferring Member's Units, the Closing on the purchase of such Units shall take place within thirty (30) days following the later of the expiration of the Company Exercise Period or the Remaining Members Exercise Period, as applicable. At the Closing, the Company and/or the Purchasing Members each shall deliver to the Transferring Member cash and/or a Secured Promissory Note(s), as determined by the Company and/or the Purchasing Members, in the aggregate amount of the First Right Purchase Price and the Transferring Member shall execute and deliver to the Company such instruments as the Company reasonably determines are necessary to convey good, marketable, unencumbered title to the Transferring Member's Units.

(f) Unless the Company and/or the Purchasing Members, in the aggregate, have properly exercised their respective options as set forth above, to purchase all of the Transferring Member's Units, neither the Company nor the Purchasing Member shall be entitled to purchase any of the Transferring Member's Units, and the Transferring Member may sell the Transferring Member's Units to the Proposed Purchaser in accordance with the terms and conditions set forth in the Purchase Offer, as reflected in the Offering Notice. In such event, the Proposed Purchaser shall acquire the Units as an Assignee and not a Member. If the Transferring Member fails to effect such Transfer within thirty (30) days following the expiration of the Remaining Units Option, any attempt to Transfer the Transferring Member's Units shall again require compliance with the provisions of this Section. Prior to receiving the Units, the Proposed Purchaser shall execute a Consent Agreement.

(g) Notwithstanding the foregoing, to the extent the Transferring Member under this Section 9.03 is Slingshot Ventures, LLC, a condition precedent to the closing the transaction contemplated hereby, whether in the form of a sale to Proposed Purchaser, Remaining Member, or the Company, Slingshot Ventures, LLC shall recruit and train a Chief Technology Officer.

Section 9.04. Event of Default. Upon the occurrence of an Event of Default with respect to a Member, immediately that Member shall hold the Member's Units as an Assignee and not as a Member and shall be considered a Transferring Member. The Company and/or the Remaining Members shall have the option to purchase all or any portion of the defaulting Member's Units at the Default Purchase Price in accordance with the following procedure.

(a) Upon the earlier of (i) ten (10) days following receipt of Notice by the Company from a Member that an Event of Default has occurred with respect to a Member or (ii) acknowledgement by the Company of such Event of Default in writing to the Members, the Company shall be deemed to have received an Offering Notice granting the Company a Company Option to purchase the Transferring Member's Units at the Default Purchase Price.

Within ten (10) days after receiving the Offering Notice, the Company shall initiate the procedure for determining the Per Unit Value. Upon receipt of the Per Unit Value determination, the Company shall promptly notify the Transferring Member and the Remaining Member(s) in writing of the determination of the Per Unit Value. In the event the Company desires to exercise the Company Option with respect to all or any portion of the Transferring Member's Units, it shall deliver the Company Exercise Notice within the Company Exercise Period.

(b) If the Company fails to elect to exercise the Company Option with respect to all of the Transferring Member's Units, the Transferring Member shall give the Remaining Units Notice within ten (10) days following the earlier of (i) receipt of the Company Exercise Notice; or (ii) expiration of the Company Exercise Period.

(c) Each Remaining Member shall have the option to purchase up to his, her or its Pro Rata Portion of the Remaining Units at the Default Purchase Price by delivering Notice thereof to the Transferring Member and the other Remaining Members within the Remaining Members' Exercise Period. If a Remaining Member fails to exercise the Member's option to purchase that Member's Pro Rata Portion of the Remaining Units within the Remaining Members' Exercise Period, each Purchasing Member shall have the option to purchase the balance not so purchased by the other Remaining Members in proportion to the Units held by the Purchasing Members or as the Purchasing Members may otherwise agree. Such option shall be exercised by delivering Notice to the Transferring Member and the other Purchasing Members within fifteen (15) days following the expiration of the Remaining Members' Exercise Period.

(d) If the Company and the Purchasing Members have timely elected to exercise their respective options set forth above to purchase all of the Transferring Member's Units, the Closing on the purchase of such Units shall take place within thirty (30) days following the later of: (i) the delivery of the Company Exercise Notice or (ii) the expiration of the Remaining Members Exercise Period (if applicable). At the Closing, the Company and/or the Purchasing Members each shall deliver to the Transferring Member cash and/or a Promissory Note(s), as determined by the Company and/or the Purchasing Members, in the aggregate amount of the Default Purchase Price and the Transferring

Member shall execute and deliver to the Company such instruments as the Company reasonably determines are necessary to convey good, marketable, unencumbered title to the Transferring Member's Units.

Section 9.05. **Transfer Upon Death or Permanent Disability of Edwin B Fieldhouse, III.** Upon the death or Permanent Disability of Edwin B. Fieldhouse, III, his estate or his personal representative, executor, trustee, or heirs, as the case may be, shall hold his Units as a Member and may dispose of such Units in accordance with the estate plan or other advanced directives of Edwin B. Fieldhouse, III. Notwithstanding the foregoing, upon the death or Permanent Disability of Edwin B. Fieldhouse, III within ten (10) years of the Effective Date, Slingshot Ventures, LLC shall have the option to purchase Edwin B. Fieldhouse, III's Units at the Death Purchase Price, which shall be an option exercisable for sixty (60) days following Edwin B. Fieldhouse, III's death or Permanent Disability. The Closing on the purchase of such Units shall take place within thirty (30) days of Slingshot Ventures, LLC's exercise of such option. At the Closing, Slingshot Ventures, LLC shall deliver to Edwin B. Fieldhouse, III's estate or his personal representative, executor, trustee, or heirs, as the case may be, cash in the amount of the Death Purchase Price.

Section 9.06. **Drag-Along Rights.** In the event of an Approved Sale each Member shall consent to and raise no objections against the Approved Sale and, if requested by the Initiating Member, sell the same proportion of his or her Units as the proportion of the Units being sold by the Initiating Member in the Approved Sale, on the same terms and conditions and for the same consideration received by the Initiating Member (the "Drag-Along Rights").

The Initiating Member shall notify the other Members and the Company in writing not less than thirty (30) days prior to the proposed consummation of an Approved Sale of its intention to exercise the rights of the Initiating Member hereunder. Each Member shall not directly or indirectly (without the prior written consent of the Company), disclose to any other Person (other than to such Member's legal counsel in confidence, as otherwise necessary to protect such Member's rights under this Agreement or as otherwise required by law) any information related to such Approved Sale.

Each Member shall promptly take all actions reasonably necessary or reasonably desirable (in the judgment of the Initiating Member) to facilitate the consummation of any Approved Sale (whether in such Member's capacity as a Member, officer of the Company or otherwise). Without limiting the foregoing, (i) if the Approved Sale is structured as a merger, each Member shall vote in favor of such transaction and waive any dissenters' rights, appraisal rights or similar rights in connection with the Approved Sale, (ii) if the Approved Sale is structured as a sale or exchange of Units, each Member shall sell or exchange the Units held by such Member on the terms and conditions approved by the Initiating Member, and (iii) each Member shall enter into and become a party to any merger agreement, Units purchase agreement or other agreement entered into by the Company and/or the Initiating Member in order to effect such Approved Sale and shall be bound by the same obligations under such Agreement as the Initiating Member.

Section 9.07. **Tag-Along Rights**. In the event of an Approved Sale, each Member shall have the right, exercisable as set forth below, to participate in the Approved Sale on the same terms and conditions received by the Initiating Member (the "Tag-Along Rights").

The Company or the Initiating Member shall notify the other Members in writing not less than twenty (20) days prior to the proposed consummation of an Approved Sale of the decision not to exercise Drag-Along Rights, which notice shall describe in reasonable detail all of the material terms of the Approved Sale, including, without limitation, the name and address of the prospective purchaser(s), the purchase price and other terms and conditions of and the date on or about which the Approved Sale is to be made. Within seven (7) days after delivery of such notice, each Member desiring to exercise its Tag-Along Rights shall provide written notice to the Initiating Member and Company of such Member's intentions to participate in the Approved Sale. Regardless of whether a Member chooses to exercise its Tag-Along Rights, such Member shall not directly or indirectly (without the prior written consent of the Company), disclose to any other Person (other than to such Member's legal counsel in confidence, as otherwise necessary to protect such Member's rights under this Agreement or as otherwise required by law) any information related to such Approved Sale.

Each Member exercising Tag-Along Rights shall promptly take all actions reasonably necessary or reasonably desirable (in the judgment of the Initiating Member) to facilitate the consummation of any Approved Sale (whether in such Member's capacity as a Member or Officer of the Company or otherwise). Without limiting the foregoing, (i) if the Approved Sale is structured as a merger, each such Member shall vote in favor of such transaction and waive any dissenters' rights, appraisal rights or similar rights in connection with the Approved Sale, (ii) if the Approved Sale is structured as a sale or exchange of Units, each such Member shall sell or exchange the Units held by such Member on the terms and conditions approved by the Initiating Member, and (iii) each Member shall enter into and become a party to any merger agreement, unit purchase agreement or other agreement entered into by the Company and/or the Initiating Member in order to effect such Approved Sale and shall be bound by the same obligations under such Agreement as the Initiating Member.

ARTICLE X
DISSOLUTION

Section 10.01. **Dissolution**. The Company shall only be dissolved upon:

(a) The affirmative Vote of Members holding, in the aggregate, at least two-thirds (2/3) of the Units held by Members; or

(b) Entry of a decree of judicial dissolution under the Act; or

(c) The event that the Company has no Members unless: (i) the personal representative of the last remaining Member agrees in writing to continue the business of the Company and to the admission of the personal representative or the personal representative's nominee or designee to the Company as a Member; or (ii) a Member is admitted to the Company in the manner provided for in this Agreement specifically for the admission of a Member to the Company after the last remaining Member ceased to be a Member, effective as of the time of the event that caused the last remaining Member to cease to be a Member.

Section 10.02. **Winding Up**. Upon the occurrence of an event effecting the dissolution of the Company, unless other disposition or division is unanimously agreed upon in writing by the

Members, the Members and Assignees agree to execute any and all documents necessary in order to sell the real and personal property of the Company and to perform all other necessary tasks to dissolve the Company. In the event any Member or Assignee refuses to execute any of the above documents or to perform any necessary tasks, the refusing Member or Assignee shall be charged with the expenses incurred in dissolution. Upon dissolution, all of the Members and Assignees shall share in any profits and losses of the business during the period of liquidation in the same proportion in which they shared the profits and losses prior to the termination of the Company business. The proceeds of liquidation shall be distributed in the following order:

(a) To creditors, including Members who are creditors to the extent permitted by law, to satisfy the liabilities of the Company whether by payment except for liabilities for distributions to Members under KY Rev Stat § 275.310;

(b) To the creation of any reserves which the Company determines reasonably necessary for any contingent liabilities of the Company or any Member arising out of or in connection with a Company liability;

(c) To the payment of any liabilities to the Members or Assignees (other than capital and profit), arising out of or in connection with a Company liability, or if the amount available for such payment be insufficient, then pro rata on account thereof; and

(d) To the Members and Assignees pro rata in accordance with and to the extent of the positive balance in their respective Capital Accounts.

Any such distributions to the Members and Assignees in respect of their Capital Accounts shall be made in accordance with the time requirements set forth in the Treasury Regulations.

Section 10.03. Articles of Dissolution.

(a) Articles of Dissolution shall be executed and filed by the Company with the Kentucky Secretary of State as soon as possible after the occurrence of an event effecting the dissolution of the Company.

(b) Upon the issuance of the Certificate of Dissolution, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business. The Company shall have authority to distribute any Company property after dissolution, convey real estate and take such other action as may be necessary on behalf of and in the name of the Company.

ARTICLE XI
MISCELLANEOUS PROVISIONS

Section 11.01. Arbitration. Subject to the provisions of Section 7.09 of this Agreement, unless the Members are able to mutually agree upon an alternative dispute resolution procedure, they shall submit any dispute under this Operating Agreement to an arbiter to be settled by binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator may be entered in any court

having jurisdiction thereof. All costs and expenses of the arbitration, including actual attorneys' fees, shall be allocated among the parties according to the arbitrator's discretion. The arbitrator's award resulting from such arbitration may be confirmed and entered as a final judgment in any court of competent jurisdiction and enforced accordingly.

Section 11.02. **Application of Kentucky Law**. This Operating Agreement, and the application of interpretation hereof, shall be governed exclusively by its terms and by the laws of the Commonwealth of Kentucky, and specifically the Act, without reference to choice of law principles.

Section 11.03. **Amendments**. This Agreement may not be amended except by the written agreement of the Members; provided, however, the Company may make such ministerial amendments to Schedule A as are necessary to reflect changes in the Members, the Members' Units, the Members' Percentage Interests, the Members' Voting Percentage and/or the Members' Notice Addresses pursuant to the terms of this Operating Agreement.

Section 11.04. **Additional Instruments and Acts**. Each Member agrees to promptly execute and deliver to the Company such additional documents, statements of interest and holdings, designations, powers of attorney, and other instruments, and to perform such additional acts, as the Company may determine to be necessary, useful or appropriate to complete the organization of the Company, effectuate, carry out and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated by this Agreement, and to comply with all applicable laws, rules and regulations.

Section 11.05. **Construction**. Whenever the singular number is used in this Operating Agreement and when required by the context, the same shall include the plural, and the masculine gender shall include the feminine and neuter genders and vice versa; and the words "person" or "party" shall include a corporation, firm, partnership, proprietorship or other entity or form of association.

Section 11.06. **Headings**. The headings in this Operating Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Operating Agreement or any provision hereof.

Section 11.07. **Waivers**. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Operating Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

Section 11.08. **Rights and Remedies Cumulative**. The rights and remedies provided by this Operating Agreement are cumulative and the use of any right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

Section 11.09. **Severability**. If any provision of this Operating Agreement or the application thereof to any Person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Operating Agreement and the application thereof shall not be affected

and shall be enforceable to the fullest extent permitted by law.

Section 11.10. Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions and agreement herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Operating Agreement, their respective heirs, legal representatives, successors and assigns.

Section 11.11. Creditors. None of the provisions of this Operating Agreement shall be for the benefit of or enforceable by any creditors of the Company.

Section 11.12. Counterparts. This Operating Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

Section 11.13. Enforcement, Attorneys' Fees. In the event an action (including an arbitration proceeding) is instituted to enforce this Operating Agreement, the prevailing party shall be entitled to recover its reasonable attorneys' fees and other costs and expenses incurred in connection with such action.

Section 11.14. Conflicts and Inconsistencies with the Act. This Agreement is an operating agreement within the meaning of, and is subject to and governed by, the Act and the Articles. In the event that any provision of this Agreement is prohibited by any provision of the Act or is in direct conflict with any provision of the Articles, such provision of this Agreement, shall be controlling. If any provision of this Agreement is inconsistent with, or different than, any non-mandatory provision of the Act, the provision of this Agreement shall be controlling. To the extent that any provision of this Agreement is prohibited by the Act, this Agreement shall be considered amended to the smallest extent possible in order to make such provision of this Agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make valid any such provision of the Agreement that was formerly invalid, such provision shall be considered to be valid from the effective date of such amendment or interpretation.

Section 11.15. Other Business Interests. No Member shall be required to devote all of his or her business time to the management of the Company.

Section 11.16. Confidentiality. For purposes hereof, "Confidential Information" means any and all information that is owned, licensed or possessed by Company or any of its Affiliates, that is used or is potentially useful in Company's business or the business of any of its Affiliates, that is treated as proprietary, private or confidential by the Company or any of its Affiliates, and that is not generally known to the public, including, but not limited to, trade secrets (as defined by the Kentucky Trade Secrets Act KRS 365.880 et seq.); information relating to the Company's or any of its Affiliates' business plans, financial condition, products, operating and other costs, sales, pricing, marketing ideas, plans for products and services, plans for improvements and development of products, operations and services, billing and collection information, any procedure, discovery, formula, data, results, idea or technique, any trade dress, copyright, patent or other intellectual property right or registration or application therefor or materials relating thereto, licensor and licensee information and agreements, lists of referral sources, actual or potential customers, employees, contractors, consultants, Members, Officers, sponsors, vendors, and advertisers, including, without limitation, the names and addresses and all other contact information of such persons or entities,

information related to the Company's or any of its Affiliates' websites and application software and the users of the same, and any other information which derives independent economic value, whether in oral, written, graphic or electronic form, either actual or potential. Information supplied to an Interest Holder from outside sources and/or third parties will also be considered Confidential Information unless and until Company designates it otherwise.

(a) Each Interest Holder acknowledges and agrees that all Confidential Information constitutes valuable proprietary assets of the Company and its Affiliates. Each Interest Holder covenants that such Interest Holder shall hold all such Confidential Information in confidence and trust for the Company and its Affiliates, regardless whether obtained by such Interest Holder or imparted to such Interest Holder before or after the execution of this Agreement, and that such Interest Holder shall not use at any time any of the Confidential Information for such Interest Holder's own personal use or advantage, and/or to the detriment of the Company or any of its Affiliates, directly or indirectly, nor shall such Interest Holder ever disclose any Confidential Information to any other person without the prior written consent of the Members, except that such Interest Holder may disclose Confidential Information to the extent that to disclose is (i) required by law (ii) necessary or appropriate for the effective operation of the Company and its business or the business of any of the Company's Affiliates. In any instance of disclosure, each Interest Holder shall take all necessary steps to assure that all persons to whom Confidential Information is disclosed take all proper precautions to prevent the unauthorized disclosure and use of the Confidential Information referenced herein. Upon the earlier of (i) an Interest Holder ceasing to perform services for the Company or any of its Affiliates, or (ii) an Event of Default with respect to an Interest Holder, such Interest Holder shall deliver to the Company and its Affiliates, all such Confidential Information, including copies thereof or notes or compilations concerning the contents thereof, which may be in such Interest Holder's custody, possession or control. The obligations set forth in this Section 11.16 shall survive the termination or expiration of this Agreement.

(b) Each Interest Holder acknowledges that any breach of this Section 11.16 or of Section 11.17, including all subsections thereof, by an Interest Holder may cause irreparable damage to the Company and its Affiliates and that the legal remedies available to the Company and its Affiliates could be inadequate. Therefore, in the event of any threatened or actual breach of this Section 11.16 or of Section 11.17 by an Interest Holder, each Interest Holder agrees that the Company and its Affiliates shall be entitled to seek specific enforcement of this Agreement through injunctive or other equitable relief in addition to legal remedies. If such Interest Holder is found, by a court of competent jurisdiction, to have breached any of the terms of this Section 11.16 or of Section 11.17, such Interest Holder agrees to pay the Company and its Affiliates their reasonable attorneys' fees and costs incurred in seeking relief from Interest Holder's breach of this Section 11.16 or of Section 11.17. Any dispute or controversy arising out of, relating to, or in connection with this Section 11.16 or Section 11.17 shall not be subject to the arbitration provisions of Section 11.01 of this Agreement.

Section 11.17. Non-Competition Covenants. Each Interest Holder acknowledges that prior to and during the term of this Agreement, such Interest Holder has had and will have extensive access to the Company's and its Affiliates' Confidential Information and may develop business relationships and goodwill with the Company's and its Affiliates' customers and vendors. As a result of the

extensive access to Confidential Information and the development of business relationships and goodwill, each Interest Holder agrees that during the term of this Agreement, and for a period of two (2) years from the date that such Interest Holder ceases to be an Interest Holder of the Company, such Interest Holder shall not, without the prior written consent of the Company, directly or indirectly, for such Interest Holder or on behalf of any other person:

(a) Employ, solicit, contact, or communicate with, for the purpose of hiring, employing or engaging, any person who is an employee or independent contractor of the Company or any of its Affiliates, or who has been within the twelve (12) month period immediately preceding that date upon which such Interest Holder ceased holding Units in the Company (the "Measuring Period").

(b) Compete with the Company or any of its Affiliates by participating in any manner in the provision of the any business which is the same or similar to the Company's business, either on such Interest Holder's own behalf or for any other person, or establish a financial interest in (as an owner, stockholder, partner, lender, or other investor, director, officer, employee, independent contractor, consultant, agent or otherwise) any other person, which is engaged in the business, to the extent such competitive practice occurs (a) anywhere within the United States or (b) in any country where the Company or any of its Affiliates has conducted business during the Measuring Period.

(c) Solicit, canvas accept any business or referrals, or otherwise cause induce, advice or otherwise influence any customer, vendor, referral source or potential referral source of the Company to cease doing business with, or referring business to, the Company or its Affiliates.

Each Interest Holder acknowledges that because of the nature of the Company's business, the nature of Interest Holder's engagement with and ownership in the Company, the nature of Interest Holder's involvement with the Company's Affiliates, and the nature of the Confidential Information and trade secrets of the Company and its Affiliates to which Interest Holder has access, any breach of this Section 11.17 could result in the inevitable disclosure of the Company's and its Affiliates' Confidential Information and trade secrets.

Each Interest Holder further acknowledges that the Company has a legitimate business interest justifying the restrictions contained in this Agreement and that such restrictions are reasonably necessary to protect such legitimate business interests, which include, but are not limited to, the protection of the Company's and its Affiliates' Confidential Information and trade secrets, the Company's and its Affiliates' business relationships and goodwill with third parties, the expectation the Company and its Affiliates have of a continuing relationship with the foregoing, and the goodwill associated with the Company's and its Affiliates' trademarks, trade names, service marks and trade dress. Accordingly, this Section 11.17 shall be enforced to the maximum extent allowed by law. Each Interest Holder further acknowledges that the restrictions set forth in this Section 11.17 are in addition to, and not in limitation of, any other non-competitive covenants by which such Interest Holder may be bound.

Each Interest Holder agrees that the restrictive covenants provided in this Section 11.17 shall not prevent Edwin B. Fieldhouse, III from being a shareholder or an officer of Fieldhouse, Inc.

[Remainder of Page Intentionally Blank - Signature Page Follows.]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

"COMPANY"

EXPERIENCE TECH, LLC,
a Kentucky limited liability company

By:____________________________________
Edwin B. Fieldhouse, III, Chief Executive Officer

"MEMBERS"

____
Edwin B. Fieldhouse, III

SLINGSHOT VENTURES, LLC,
a Kentucky limited liability company

By: David Galownia
David Galownia, Manager

SCHEDULE A

LIST OF MEMBERS

August 30, 2022

Names & Addresses of Members	Class A Units	Class B Units	Class C Units	Voting Interest	Percentage Interest
Edwin B. Fieldhouse III [redacted]	500	0	0	50%	50%
Slin shot Ventures LLC [redacted]	500	0	0	50%	50%
TOTAL:	1,000	0	0	100%	100%

EXHIBIT A

INSTALLMENT PROMISSORY NOTE

$_________________ Final Installment Due Date:

____day of _________, 20___.

For value received, the undersigned promises to pay to the order of __________________, ____________Dollars ($__________________________________), at ___________________or at such other place as the holder hereof may direct in writing, with interest payable annually on the unpaid balance as described below, at a rate of _______________percent (___%) per annum, with attorneys' fees and costs of collection and without relief from valuation and appraisement laws, payment of principal and interest is to be made as follows:

This note may be prepaid in full or in part at any time without penalty.

In the event of default in payment of any of said installments when due, the entire unpaid balance of principal and interest shall become due and payable immediately, without notice, at the election of the holder hereof.

The undersigned waives demand, presentment, protest, notice of protest and notice of nonpayment or dishonor of this note.

No delay or omission on the part of the holder hereof in the exercise of any right or remedy shall operate as a waiver thereof, and no single or partial exercise by the holder hereof of any right or remedy shall preclude other or further exercise thereof or of any other right or remedy.

Signed and delivered at __________________________________, this ____day of ____, 20_____.

____
Signature

____
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